UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-815

THRIFT AND SAVINGS PLAN FOR EMPLOYEES OF SENTINEL TRANSPORTATION, LLC
(Full title of plan)

E. I. DU PONT DE NEMOURS AND COMPANY

1007 Market Street
Wilmington, Delaware 19898
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

THRIFT AND SAVINGS PLAN FOR EMPLOYEES OF SENTINEL TRANSPORTATION, LLC

______________________________________
* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Thrift and Savings Plan for Employees of Sentinel Transportation, LLC (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 22, 2012

THRIFT AND SAVINGS PLAN FOR EMPLOYEES OF SENTINEL TRANSPORTATION, LLC

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
Assets:
Investments at fair value:
Plan interest in DuPont and Related Companies Defined Contribution Plan Master Trust	$40,000,311	$38,148,839
Participant-directed brokerage account	992,793	1,010,628
Company stocks	3,773,259	4,288,214
Total investments	44,766,363	43,447,681

Receivables:
Employer’s contributions	1,790,205	1,569,569
Accrued income	13,905	13,896
Notes receivable from participants	1,859,458	1,920,071
Total receivables	3,663,568	3,503,536

Cash	38,444	—

Net assets available for benefits, at fair value	48,468,375	46,951,217
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,232,299)	(1,068,977)
Net assets available for benefits	$47,236,076	$45,882,240

See Notes to the Financial Statements beginning on page 4.

THRIFT AND SAVINGS PLAN FOR EMPLOYEES OF SENTINEL TRANSPORTATION, LLC

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2011

2011
Additions:
Investment income:
Net investment gain from interest in DuPont and Related Companies Defined Contribution Plan Master Trust	$287,636
Dividend income	158,188
Total investment income	445,824

Contributions:
Employer’s contributions	3,606,329
Participants’ contributions	2,550,494
Rollovers	152,342
Total contributions	6,309,165

Interest from notes receivable from participants	84,315

Total additions	6,839,304

Deductions:
Net depreciation in fair value of investments	265,494
Benefits paid to participants	5,217,166
Administrative expenses	2,808
Total deductions	5,485,468

Net increase	1,353,836

Net assets available for benefits:
Beginning of year	45,882,240
End of year	$47,236,076

See Notes to the Financial Statements beginning on page 4.

THRIFT AND SAVINGS PLAN FOR EMPLOYEES OF SENTINEL TRANSPORTATION, LLC

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the Thrift and Savings Plan for Employees of Sentinel Transportation, LLC (the "Plan") is provided for general purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and the Internal Revenue Code ("IRC"). The Plan is a tax-qualified, contributory profit sharing plan. The Plan is available to eligible employees of Sentinel Transportation, LLC (the "Company"), a joint venture whose members are DuPont (80%) and Conoco (20%), as well as employees of affiliated companies that have adopted the Plan.

Administration
The Plan Administrator is the Employee Benefit Plans Board, whose members are appointed by the Board of Managers. The Employee Benefit Plans Board holds authority to appoint trustees and has designated Bank of America, N.A. ("Bank of America") and Northern Trust Corporation ("Northern Trust") as trustees for the Plan. Bank of America is the trustee for the balances in company stocks and the participant-directed brokerage account and also provides recordkeeping and participant services. The Plan entered into a Master Trust Agreement with Northern Trust to establish the DuPont and Related Companies Defined Contribution Plan Master Trust (the "Master Trust"). See Note 4 for further information.

Participation
Regular employees are eligible to participate in the Plan on the first day of the calendar month following their date of hire as an employee. Employees of affiliated companies that have adopted the Plan, who have previously met the eligibility requirements of the Plan, are also eligible to participate in the Plan.

Contributions
Eligible employees may participate in the Plan by authorizing the Company to make a payroll contribution under the Plan ranging from 1% to 100% of bi-weekly compensation. The amount contributed will be deposited into a before-tax account. Participants' biweekly contributions up to 6% are called basic deposits. The Company will contribute an amount equal to 100% of the participant's bi-weekly basic deposits. Effective January 1, 2012, participants are automatically enrolled in the Plan at a 3% before-tax savings rate, if no action is taken by the employee within 90 days from the date of hire. All of the above participants' and Company contributions are subject to regulatory and Plan limitations.

The Plan provides for discretionary retirement savings contributions to participants hired on or after January 1, 2004. The retirement savings contributions for the year ended December 31, 2011 were $1,817,107. The retirement savings contributions are allocated based on the ratio that the participant's compensation bears to the total compensation of all eligible participants.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on the ratio of the balance of that participant's investment option account to the sum of the balances of all participants' investment option accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments
Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers five passively managed index funds, six actively managed custom-designed funds, 11 target retirement funds, DuPont company stock, a stable value fund and a self-directed brokerage account where participants can choose from approximately 1,400 funds from 70 mutual fund families.

In previous years, the ConocoPhillips Stock Fund was closed to new investments by Plan participants. Plan participants may not invest additional contributions or request a fund transfer into this fund. However, they may transfer out of this fund at any time. On April 30, 2012, Phillips 66 separated from ConocoPhillips and as a result, the ConocoPhillips Stock Fund was split into the ConocoPhillips Stock Fund and Phillips 66 Stock Fund.

Vesting
Participant contributions and Company's matching contributions are fully and immediately vested. Retirement savings contributions become fully vested after three years of service.

Notes Receivable from Participants
Participants may borrow up to one-half of their non-forfeitable account balances subject to a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are executed by promissory notes and have a minimum term of one year and a maximum term of five years, except for qualified residential loans, which have a maximum term of 10 years. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in installments of principal and interest by deduction from pay. A participant also has the right to repay the loan in full at any time without penalty. At December 31, 2011, the loan interest rates ranged from 4.25% to 9.25%.

Payment of Benefits
Company contributions will be suspended for six months if a participant withdraws, while in-service, any matched before-tax or after-tax savings contributed or company contributions made to the account. Profit sharing contributions and matching contributions contributed on or after January 1, 2004, may be withdrawn only at separation from service or after attaining age 59 ½.

A participant who terminates from active service may elect to make an account withdrawal of all or a portion of their account at any time. A participant who retires from active service may withdraw all or a portion of their account in lump sum or partial payments. Required minimum distributions will begin in April of the calendar year following the later of the year in which the participant attains age 70 ½ or the year following retirement or termination of employment.

Forfeited Accounts
At December 31, 2011 and 2010, forfeited nonvested accounts totaled $26,803 and $74,544, respectively. Forfeitures can be used, as defined by the Plan, to pay administrative expenses and to reduce the amount of future employer contributions.  During the year ended December 31, 2011, forfeited accounts were used to offset employer's discretionary retirement savings contributions and reinstate participant’s accounts in the amounts of $94,857 and $13,223, respectively.

Administrative Expenses
Administrative expenses, including, but not limited to, record-keeping expenses, trustee fees and transactional costs may be paid by the Plan, at the election of the Plan Administrator. Expenses paid by the Plan for the year ended December 31, 2011 were $2,808, which excludes expenses paid by the Master Trust. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments, or deducted from the sales proceeds, as the case may be.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Fully Benefit-Responsive Investment Contracts
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties
The Plan utilizes various investment options, which include investments in any combination of equities, fixed income securities, individual guaranteed investment contracts (“GICs”), currency and commodities, futures, forwards, options and swaps. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants' account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Company stocks are valued at the year-end market price of the common stocks. The participant-directed brokerage account, which consists of shares of registered investment companies ("mutual funds"), is valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on the sale of company stocks are based on average cost of the securities sold. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $38,419 and $0 at December 31, 2011 and 2010, respectively.

New Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011.  The adoption of this guidance will not have a material impact on the Plan's financial statements.

In December 2011, the FASB issued ASU No. 2011-11, Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires entities to expand disclosures about instruments and transactions eligible for offset in the statement of financial position, and instruments and transactions subject to an agreement similar to a master netting arrangement. The required disclosures will include both gross and net information about instruments to which the guidance applies, including derivatives and securities borrowing and securities lending arrangements. This guidance is effective for reporting periods beginning on or after January 1, 2013 and is required to be applied retroactively. As this guidance provides only disclosure requirements, the adoption of this standard will not impact the Plan's financial statements.

NOTE 3 — INVESTMENTS

Investments that represent 5% or more of the net assets available for benefits as of December 31, 2011 and 2010 consist of the Plan’s interest in the Master Trust and investment in DuPont Company Stock.

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

2011
Company stocks	$(268,513)
Participant-directed brokerage account	3,019
Net depreciation in fair value of investments	$(265,494)

For the year ended December 31, 2011, the Plan's net investment gain from interest in the Master Trust amounted to $287,636.

NOTE 4 — INTEREST IN MASTER TRUST

The objective of the Master Trust is to allow participants from affiliated plans to invest in several custom designed investment choices through separately managed accounts. The Master Trust contains several actively managed investments pools and commingled index funds offered to participants as “core investment options” and “age-targeted options”.  The investment pools are administered by different investment managers through separately managed accounts at Northern Trust.  The Master Trust also includes the Master Trust Stable Value Fund (the "Stable Value Fund"). DuPont Capital Management Corporation ("DCMC"), a registered investment adviser and wholly-owned subsidiary of DuPont, has the responsibility to oversee the investments' managers and evaluate funds' performances under the Master Trust, except for the Stable Value Fund, which is managed by DCMC.

At December 31, 2011, the Master Trust includes the assets of the following plans:

•	DuPont Retirement Savings Plan

•	DuPont 401(k) and Profit Sharing Plan

•	Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make payments to the Trustee of designated portions of employees’ savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated proportionately by investment fund to the plans within the Master Trust based on the Plan’s interest to the total fair value of the Master Trust investment funds. The Plan’s interest in the Master Trust was 0.48% and 0.45% as of December 31, 2011 and 2010, respectively.

Master Trust Investments
The investments of the Master Trust are reported at fair value. Purchases and sales of the investments within the Master Trust are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Cash and short-term investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximate fair value.

Mutual funds are valued at the net asset value of shares held by the Master Trust at year-end. Units held in common collective trusts (“CCTs”) are valued at the net asset value as reported by the CCTs’ trustee at year-end.

Common stock, preferred stock, fixed income securities, options and futures traded in active markets on national and international securities exchanges are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Forward foreign currency contracts are valued at fair value, as determined by the trustees (or independent third parties on behalf of the Master Trust), using quoted forward foreign currency exchange rates. At the end of each period presented, open contracts are valued at the current forward foreign currency exchange rates, and the change in market value is recorded as an unrealized gain or loss. When the contract is closed or delivery taken, the Master Trust records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

Swap contracts are valued at fair value, as determined by the trustees (or independent third parties on behalf of the Master Trust) utilizing pricing models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.

Investments denominated in currencies other than the United States dollar are converted using exchange rates prevailing at the end of the periods presented. Purchases and sales of such investments are translated at the rate of exchange on the respective dates of such transactions.

The Master Trust holds contracts that have investments in fully benefit-responsive investment contracts.  In accordance with GAAP, an investment contract is generally required to be reported at fair value, rather than contract value, to the extent it is fully benefit-responsive. The fair value of the GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The fair value of synthetic and separate account GICs are determined using the market price of the underlying securities and the fair value of the investment contract (“wrapper”).  The fair value of the wrappers for the GICs are determined by taking the difference between the actual wrap fee of the contract and the price at which the wrapper would issue an identical contract under current market conditions.  That change in fees is applied to the year-end book value of the contract to determine the wrapper contract’s fair value.

The following presents the Master Trust’s net assets at December 31, 2011 and 2010:

	2011	2010
Assets:
Investments, at fair value:
Common stocks	$952,708,651	$1,036,121,034
Preferred stocks	2,575,621	3,664,629
Fixed income securities	53,611,038	49,952,320
Mutual funds	275,312,429	299,935,070
CCTs	1,659,980,478	1,502,499,265
Investment contracts	5,473,023,614	5,563,483,176
Short term investments	15,718,729	15,055,667
Total investments	8,432,930,560	8,470,711,161

Cash	88,699	144,343
Receivables for securities sold	7,517,030	13,453,848
Unrealized appreciation on foreign exchange contracts	70,741	—
Accrued income	16,877,095	1,518,871
Other assets	17,044	28,662
Total assets	8,457,501,169	8,485,856,885

Liabilities:
Payables for securities purchased	32,763,902	25,868,142
Unrealized depreciation on foreign exchange contracts	—	88,378
Accrued expenses	5,506,673	4,472,816
Other liabilities	32,792	16,499
Total liabilities	38,303,367	30,445,835

Master Trust net assets, at fair value	8,419,197,802	8,455,411,050
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(259,327,496)	(236,883,567)
Master Trust net assets	$8,159,870,306	$8,218,527,483

The following presents the net investment gain for the Master Trust for the year ended December 31, 2011:

2011
Change in net appreciation (depreciation) in fair value of investments:
Investments, at fair value:
Common stocks	$(47,507,188)
Preferred stocks	(1,016,424)
Mutual funds	(10,910,051)
Fixed income securities	2,803,653
CCTs	(19,254,758)
Investment contracts	38,255
Other	20,549
Net foreign currency exchange gains	24,801
Net depreciation on swap agreements	(45,622)
Net depreciation on foreign exchange contracts	(157,324)
Net depreciation on futures contracts	(441,154)
Net decrease from investments	(76,445,263)

Investment income (expense):
Interest income	188,189,092
Dividend income	16,210,810
Administrative expenses	(15,812,915)
Net investment gain	$112,141,724

Investments of the Master Trust that represent 5% or more of the Master Trust assets as of December 31, 2011 and 2010 were as follows:

	2011	2010
Underlying Assets of Synthetic GICs:
GEM Trust Short Duration	$573,198,713	$579,605,654
GEM Trust Risk-Controlled 1	439,433,347	472,783,635
GEM Trust Opportunistic 3	475,812,003	442,469,957
PIMCO Separate Account	511,206,560	534,978,466

Separate Account GICs:
Prudential Retirement & Annuity Co.	1,199,981,596	1,130,222,021
Metropolitan Life Insurance Co.	638,651,436	597,598,653

CCT:
Northern Trust Collective S&P 500 Equity Index Fund	487,755,640	475,633,857

Description of the Master Trust’s Investment Contracts
The Stable Value Fund invests in traditional GICs, synthetic GICs and separate account GICs.  Traditional GICs are comprised of assets held in the issuing company’s general account and are backed by the full faith and credit of the issuer. Synthetic and separate account GICs are backed by fixed income assets. The underlying investments held within the synthetic GICs are comprised of DCMC sponsored GEM Trusts and a PIMCO managed separate account fixed income portfolio.  The GEM Trusts are commingled fixed income portfolios managed by DCMC and additional investment managers hired by DCMC that invest in high quality fixed income securities across the short, intermediate and core sectors.  The crediting interest rates on investment contracts ranged from 1.39% to 5.83% for the year ended December 31, 2011 and from 0.67% to 6.44% for the year ended December 31, 2010.  The weighted average credited interest rate of return of the investment contracts based on the interest rate credited to participants was 3.46% and 3.89% for the year ended December 31, 2011 and 2010, respectively.  The weighted average yield of the investment contracts based on the actual earnings of underlying assets in the Master Trust was 3.69% and 3.50% for the years ended December 31, 2011 and 2010, respectively.

For traditional GICs, the insurer maintains the assets in a general account.  Regardless of the performance of the general account assets, a traditional GIC will provide a fixed rate of return as negotiated when the contract is purchased.  Synthetic GICs, backed by underlying assets, are designed to provide principal protection and accrued interest over a specified period of time (i.e., period of time before the crediting rate reset) through benefit-responsive wrapper contracts issued by a third party assuming that the underlying assets meet the requirements of the GIC.  Separate account GICs are investment contracts invested in insurance company separate accounts established for the sole benefit of stable value fund participants. The assets are wrapped by the financially responsible insurance company. The Master Trust participates in the underlying experience of the separate account via future periodic rate resets.

The crediting rates for synthetic and separate account GICs are reset periodically throughout the year and are based on the performance of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value of fixed income assets, current yield-to-maturity, duration (similar to weighted average life) and market value relative to contract value. All contracts have a guaranteed rate of at least 0% or higher with respect to determining interest rate resets.

Traditional GICs expose the Plan through the Stable Value Fund to direct credit risk associated with each contract issuer.  To mitigate this risk, the investment guidelines prohibit DCMC from purchasing contracts from issuers with a credit rating lower than Aa3/AA.  In addition, the weighted average credit rating of all contracts must be A3/A- or higher at all times and no single traditional GIC issuer may represent more than 5% of the total Stable Value Fund.  Additionally, DCMC continually monitors the issuers of these investments through external credit rating agencies.  DCMC monitors credit rating history, downgrade/upgrade notifications, and analyst reports for all current and potential issuers.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value for plan permitted benefit payments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (i.e. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value, is probable.

Based on certain events specified in fully benefit-responsive investment contracts, both the Plan/Master Trust and issuers of such investment contracts are permitted to terminate the investment contracts. If applicable, such terminations can occur prior to the scheduled maturity date.

Examples of termination events that permit issuers to terminate investment contracts include the following:

•	The Plan Sponsor’s receipt of a final determination notice from the Internal Revenue Service (“IRS”) that the Plan does not qualify under Section 401(a) of the IRC.

•	The Master Trust ceases to be exempt from federal income taxation under Section 501(a) of the IRC.

•	The Plan/Master Trust or its representative breaches material obligations under the investment contract such as a failure to satisfy its fee payment obligations.

•	The Plan/Master Trust or its representative makes a material misrepresentation.

•	The Plan/Master Trust makes a material amendment to the Plan/Master Trust and/or the amendment adversely impacts the issuer.

•	The Plan/Master Trust, without the issuer’s consent, attempts to assign its interest in the investment contract.

•	The balance of the contract value is zero or immaterial.

•	Mutual consent.

•	The termination event is not cured within a reasonable time period, i.e., 30 days.

For synthetic and separate account GICs, additional termination events include the following:

•	The investment manager of the underlying securities is replaced without the prior written consent by the issuer.

•	The underlying securities are managed in a way that does not comply with the investment guidelines.

At termination, the contract value is adjusted to reflect a discounted value based on surrender charges or other penalties for GICs.

For synthetic and separate account GICs, termination is at market value of the underlying securities less unpaid issuer fees or charges. If the termination event is not material based on industry standards, it may be possible for the Plan/Master Trust to exercise its right to require the issuer that initiated the termination to extend the investment contract for a period no greater than what it takes to immunize the underlying securities and/or it may be possible to replace the issuer of a synthetic and separate account GIC that terminates the contract with another synthetic and separate account GIC issuer. Both options help maintain the stable contract value.

Financial Instruments with Off-Balance-Sheet Risk in the Master Trust
In accordance with the investment strategy of the managed accounts, the Master Trust’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the over-the-counter market. These financial instruments include futures, forward settlement contracts, swap and option contracts.

Swap contracts include interest rate swap contracts which involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Master Trust’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Master Trust’s investment managers generally limit the Master Trust’s market risk by holding or purchasing offsetting positions.

As a writer of option contracts, the Master Trust receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Master Trust bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Master Trust once it has paid its cash premium.

The Master Trust is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Master Trust to perform and do not give rise to any counterparty credit risk.

NOTE 5 — FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s and the Master Trust’s assets and liabilities at fair value as of December 31, 2011:

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:
Company stocks	$3,773,259	$—	$—	$3,773,259
Participant-directed brokerage account[1]	992,793	—	—	992,793
Total Plan’s investments	$4,766,052	$—	$—	$4,766,052

Master Trust’s investments:
Common stocks:
International common stocks	$145,173,834	$—	$—	$145,173,834
Large-cap domestic common stocks	464,747,966	—	—	464,747,966
Mid-cap domestic common stocks	275,459,975	—	—	275,459,975
Small-cap domestic common stocks	67,326,876	—	—	67,326,876
Total common stocks	952,708,651	—	—	952,708,651

Investment contracts:
Separate account GICs	—	2,148,320,638	—	2,148,320,638
Traditional GICs	—	711,113,069	—	711,113,069
Wrapper contracts	—	630,305	—	630,305
Underlying assets on synthetic GICs:			—
Pooled separate account	—	511,206,560	—	511,206,560
Commingled funds	—	2,101,753,042	—	2,101,753,042
Total investment contracts	—	5,473,023,614	—	5,473,023,614

Preferred stocks	2,575,621	—	—	2,575,621
Fixed income securities	—	53,611,038	—	53,611,038
Mutual funds	275,312,429	—	—	275,312,429
CCTs	—	1,659,980,478	—	1,659,980,478
Short term investments	—	15,718,729	—	15,718,729
Total Master Trust investments assets	1,230,596,701	7,202,333,859	—	8,432,930,560

Other financial instruments[2]	(3,247)	58,240	—	54,993
Total Master Trust assets	$1,230,593,454	$7,202,392,099	$—	$8,432,985,553
 ______________________________________
1    Underlying assets on the participant-directed brokerage account relate to mutual funds.
2     Other financial instruments include forwards, futures, options and swaps.

The following table sets forth by level, within the fair value hierarchy, the Plan’s and the Master Trust’s assets and liabilities at fair value as of December 31, 2010:

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:
Company stocks	$4,288,214	$—	$—	$4,288,214
Participant-directed brokerage account[1]	1,010,628	—	—	1,010,628
Total Plan’s investments	$5,298,842	$—	$—	$5,298,842

Master Trust’s investments:
Common stocks:
International common stocks	$167,198,740	$—	$—	$167,198,740
Large-cap domestic common stocks	510,225,660	—	—	510,225,660
Mid-cap domestic common stocks	296,682,652	—	—	296,682,652
Small-cap domestic common stocks	62,013,982	—	—	62,013,982
Total common stocks	1,036,121,034	—	—	1,036,121,034

Investment contracts:
Separate account GICs	—	2,054,237,682	—	2,054,237,682
Traditional GICs	—	814,045,947	—	814,045,947
Wrapper contracts	—	7,191,123	—	7,191,123
Underlying assets on synthetic GICs:			—
Pooled separate account	—	534,978,466	—	534,978,466
Commingled funds	—	2,153,029,958	—	2,153,029,958
Total investment contracts	—	5,563,483,176	—	5,563,483,176

Preferred stocks	3,664,629	—	—	3,664,629
Fixed income securities	—	49,952,320	—	49,952,320
Mutual funds	299,935,070	—	—	299,935,070
CCTs	—	1,502,499,265	—	1,502,499,265
Short term investments	—	15,055,667	—	15,055,667
Total Master Trust investments assets	1,339,720,733	7,130,990,428	—	8,470,711,161

Other financial instruments[2]	(16,500)	(59,715)	—	(76,215)
Total Master Trust assets	$1,339,704,233	$7,130,930,713	$—	$8,470,634,946
 ______________________________________
1    Underlying assets on the participant-directed brokerage account relate to mutual funds.
2    Other financial instruments include forwards, futures, and options.

For the years ended December 31, 2011 and 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

NOTE 6 — CONOCOPHILLIPS STOCK

On September 28, 1998, DuPont announced that the Board of Directors had approved a plan to divest DuPont's 100% owned petroleum business, Conoco, Inc., which was completed through a tax-free split-off on August 6, 1999. DuPont exchanged its shares of Conoco, Inc. Class B common stock for shares of DuPont common stock. Plan participants had the option to exchange shares of DuPont common stock, which were held in their participant accounts. For each share of DuPont common stock exchanged, the participants received an appropriate number of shares of Conoco Class B common stock. Accordingly, the Conoco Class B Stock Fund was created as an investment fund of the Plan. No additional shares of Conoco Class B common stock may be purchased by Plan participants through payroll deductions, fund transfers or the reinvestment of dividends. Dividends earned on Conoco Class B common stock are distributed pro-rata to the investment options in participants' accounts based upon their current investment elections. On August 30, 2002, Conoco Stock Fund became ConocoPhillips Stock Fund. The balance on the Statement of Net Assets Available for Benefits within Company stocks related to ConocoPhillips stock was $300,730 and $274,282 at December 31, 2011 and 2010, respectively.

NOTE 7 — RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and units of CCTs managed by Northern Trust and Bank of America, which also serve as trustees. In addition, the Plan offers DuPont Company stock as an investment option. At December 31, 2011, the Plan held 75,853 shares of DuPont common stock valued at $3,472,529.  At December 31, 2010, the Plan held 80,471 shares of DuPont common stock valued at $4,013,932.  During the year ended December 31, 2011, the Plan purchased and sold $749,411 and $853,665 of DuPont common stock, respectively, and received dividends of $122,110. Transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

Also, the Stable Value Fund assets held by the Plan are managed by DCMC, under the terms of an investment management agreement between DCMC and the Company. DCMC hires additional investment managers to manage a portion of the fixed income assets backing synthetic GICs allocated to the Stable Value Fund. The amount of DCMC fees accrued and paid by the Stable Value fund was approximately $2,076,279 for the year ended December 31, 2011.  DCMC fee amounts relate to the Master Trust and are allocated proportionately to the plans within the Master Trust based on each plan’s interest to the total fair value of the Master Trust investment funds.  These fees qualify as party-in-interest transactions, which are exempt from prohibited transaction rules of ERISA.

NOTE 8 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in the profit sharing contributions.

NOTE 9 — TAX STATUS

The Plan is a qualified plan pursuant to Section 401(a) of the IRC and the related trust is exempt from federal taxation under Section 501(a) of the IRC. A favorable tax determination letter from the IRS dated September 3, 2003, covering the Plan and amendments through December 18, 2002, has been received by the Plan. The Plan has been amended since receiving the determination letter. In January 2011, the Plan submitted a request to renew the tax determination letter and is awaiting a reply from the IRS. The Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC. Therefore, no provision has been made for federal income taxes in the Plan's financial statements.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2011, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 10 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to the Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$47,236,076	$45,882,240
Amounts allocated to withdrawing participants	(38,419)	—
Loans balances considered deemed distributions	(13,354)	(30,626)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,232,299	1,068,977
Net assets available for benefits per the Form 5500	$48,416,602	$46,920,591

The following is a reconciliation of total additions per the financial statements for the year ended December 31, 2011 to total income per the Form 5500:

2011
Total additions per the financial statements	$6,839,304
Net depreciation in fair value of investments	(265,494)
2011 adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,232,299
2010 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,068,977)
Total income per the Form 5500	$6,737,132

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but are not yet paid as of that date.  The following is a reconciliation of total deductions per the financial statements to total expenses per the Form 5500 for the year ended December 31, 2011:

2011
Total deductions per the financial statements	$5,485,468
Net depreciation in fair value of investments	(265,494)
Amounts allocated to withdrawing participants at December 31, 2011	38,419
Current year cumulative deemed distributions	13,354
Prior year cumulative deemed distributions	(30,626)
Total expenses per the Form 5500	$5,241,121

THRIFT AND SAVINGS PLAN FOR EMPLOYEES OF SENTINEL TRANSPORTATION, LLC

SUPPLEMENTAL SCHEDULE
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2011
ATTACHMENT TO FORM 5500, SCHEDULE H, PART IV, LINE I

	(b)	(c)	(d)	(e)
(a)	Identity of Issue	Description of Investment	Cost	Current Value
*	DuPont Company Stock	Company stock	**	$3,472,529
	ConocoPhillips Stock	Company stock	**	300,730

*	Plan interest in the DuPont and Related Companies Defined Contribution Plan Master Trust	Master Trust	**	40,000,311

*	Participant-directed Brokerage Account	Brokerage account	**	992,793

*	Notes receivable from participants	4.25% - 9.25% - Maturing from January 2012 - November 2021	**	1,859,458
	Total Assets Held At End of Year			$46,625,821
 ______________________________________

*	Party-in-interest
**	Cost not required for participant-directed investments

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

/s/ Marilyn Shaw
Marilyn Shaw
Human Resources Manager

June 22, 2012